UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DSP Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

233328-10-6

(CUSIP Number)

NXP B.V.	Simpson Thacher & Bartlett LLP
High Tech Campus 60	2550 Hanover Street
5656 AG Eindhoven	Palo Alto, California 94304
The Netherlands	Attention: Richard Capelouto
Attention: Jan Bart Moret	Facsimile: (650) 251 – 5002
Facsimile: +31 40 27 24005

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233328-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NXP B.V. n/a

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,186,603

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 4,186,603

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,186,603

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)	See Item 3 below

(2)

The calculation of the percentage of outstanding shares of DSP Group, Inc. (the “Company”) common stock held by NXP B.V. is based on 28,228,143 shares of the Company’s common stock outstanding as of August 1, 2007, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on August 9, 2007, plus 4,186,603 shares of common stock issued pursuant to the Share and Business Sale Agreement, dated September 3, 2007 between the Company and NXP B.V.

CUSIP No. 233328-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KASLION Acquisition B.V. n/a

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,186,603

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 4,186,603

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,186,603

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%(4)

14.	Type of Reporting Person (See Instructions) OO

(3)	See Item 3 below

(4)

The calculation of the percentage of outstanding shares of DSP Group, Inc. (the “Company”) common stock held by NXP B.V. is based on 28,228,143 shares of the Company’s common stock outstanding as of August 1, 2007, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on August 9, 2007, plus 4,186,603 shares of common stock issued pursuant to the Share and Business Sale Agreement, dated September 3, 2007 between the Company and NXP B.V.

CUSIP No. 233328-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KASLION Holding B.V. n/a

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(5)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,186,603

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 4,186,603

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,186,603

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%(6)

14.	Type of Reporting Person (See Instructions) OO

(5)	See Item 3 below

(6)

The calculation of the percentage of outstanding shares of DSP Group, Inc. (the “Company”) common stock held by NXP B.V. is based on 28,228,143 shares of the Company’s common stock outstanding as of August 1, 2007, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on August 9, 2007, plus 4,186,603 shares of common stock issued pursuant to the Share and Business Sale Agreement, dated September 3, 2007 between the Company and NXP B.V.

CUSIP No. 233328-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KASLION S.à r.l. n/a

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(7)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,186,603

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 4,186,603

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,186,603

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%(8)

14.	Type of Reporting Person (See Instructions) OO

(7)	See Item 3 below

(8)

The calculation of the percentage of outstanding shares of DSP Group, Inc. (the “Company”) common stock held by NXP B.V. is based on 28,228,143 shares of the Company’s common stock outstanding as of August 1, 2007, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on August 9, 2007, plus 4,186,603 shares of common stock issued pursuant to the Share and Business Sale Agreement, dated September 3, 2007 between the Company and NXP B.V.

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of DSP Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2580 North First Street, Suite 460, San Jose, CA, 95131.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by NXP B.V., a limited liability company organized under the laws of the Netherlands, its sole member, KASLION Acquisition B.V., a corporation incorporated under the laws of the Netherlands, KASLION Holding B.V., a corporation incorporated under the laws of the Netherlands, and KASLION S.à r.l., a corporation incorporated under the laws of Luxembourg (collectively, the “Reporting Persons”). The principal executive offices of the Reporting Persons are located at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands.

The principal business of NXP B.V. is the manufacture and supply of application-specific semiconductors and related semiconductor components.  KASLION Acquisition B.V. is principally engaged in the business of serving as the sole shareholder of NXP B.V.  KASLION Holding B.V. is principally engaged in the business of holding shares in KASLION Acquistion B.V.  KASLION S.à r.l. is principally engaged in the business of holding shares in KASLION Holding B.V.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of NXP B.V., KASLION Acquisition B.V., KASLION Holding B.V. and KASLION S.à r.l. are set forth in Schedule I hereto and are incorporated by reference herein.

During the past five (5) years, the Reporting Persons and the individuals identified in Schedule I have not, and to the best knowledge of such persons, no other person identified in response to this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 4, 2007, the Company consummated an acquisition from NXP B.V. of its cordless and IP terminals business pursuant to a certain Share and Business Sale Agreement (“Sale Agreement”) for an aggregate consideration of approximately $200 million in cash and 4,186,603 shares of the Company’s Common Stock.  The Company also agreed to a contingent cash payment of up to $75 million payable based on future revenue performance of the products of the cordless and IP terminals business for the first four financial quarters following the closing of the transaction.  The Sale Agreement is included as Exhibit 2 and the information set forth in this Item 3 is qualified entirely by reference to the Sale Agreement, which is incorporated by reference herein.

None of the consideration used in making the purchase of shares of Common Stock of the Company has been represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction

The information provided in Item 3 above is hereby incorporated by reference.

Pursuant to the Sale Agreement, NXP B.V. and the Company entered into a Stockholders Agreement, effective September 4, 2007 (the “Stockholders Agreement”).  The Stockholders Agreement is included as Exhibit 3 and the information set forth in this Item 4 is qualified entirely by reference to the Stockholders Agreement, which is incorporated by reference herein.

The Reporting Persons intend to review from time to time their investment in the Company.  Depending on their review and evaluation of the business and prospects of the Company, the Reporting Persons may (a) acquire additional shares of Common Stock on the open market, on a privately negotiated basis or otherwise, (b) sell all or any part of the shares of Common Stock held by them pursuant to Rule 144 under the Securities Exchange Act of 1934, as amended (the “Securities Act”), in privately negotiated transactions, in sales registered or exempt from registration under the Securities Act or otherwise, (c) distribute shares of Common Stock to various of their affiliates, or (d) engage in any combination of the foregoing, in each case, subject to the Stockholders Agreement.  Subject to applicable law and the Stockholders Agreement, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to shares of Common Stock held by them.  Any open market or privately negotiated purchases, sales, distributions or other transactions by the Reporting Persons may be made at any time without additional prior notice, subject to the terms of the Stockholders Agreement.  Any alternative that the Reporting Persons pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operations and prospects of the Company and the Reporting Persons and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market conditions, tax considerations and other factors.

The Stockholders Agreement provides certain rights and obligations of NXP B.V., including without limitation, the following:

•                                          Promptly following the purchase and sale of the Company’s Common Stock to NXP B.V. pursuant to the Sale Agreement, the Company was required to appoint to its Board of Directors an individual designated by NXP B.V.  Such director is required to have an initial term ending at the Company’s 2009 annual meeting of stockholders (subject to the continued ownership of Common Stock by NXP B.V. and certain of its affiliates of at least 50% of the Common Stock purchased pursuant to the Sale Agreement), and thereafter will be subject to election by the Company’s stockholders.

•                                          After the initial term, the Company is required to continue to nominate and recommend for election an individual nominated by NXP B.V. so long as NXP B.V. and certain of its affiliates continue to own at least 50% of the Common Stock purchased pursuant to the Sale Agreement.

•                                          Subject to certain exceptions and termination provisions provided by the Stockholders Agreement, NXP B.V. and certain of its affiliates are not permitted to acquire or take certain other actions with respect to the Company’s securities.

•                                          Subject to the termination provisions provided by the Stockholders Agreement, NXP B.V. is required to vote its shares of Common Stock either in accordance with the recommendations of the Company’s Board of Directors or for or against any matter in the same proportion as the shares voted by all other stockholders of the Company.

•                                          NXP B.V. is subject to certain restrictions with respect to transfers of the Common Stock.

•                                          The Company is required to file a shelf registration statement to permit resales of Common Stock by NXP B.V. and provide for marketed underwritten shelf take-downs.

•                                          NXP B.V. has certain demand and piggyback registration rights after September 4, 2009.

In accordance with the Stockholders Agreement, the Company will nominate Mr. Gert Jan Kaat as NXP B.V.’s designee to the Company’s Board of Directors. The appointment will occur at the Board’s next meeting currently scheduled for October 2007.

Except as may be provided herein or in the Sale Agreement or the Stockholders Agreement, the Reporting Persons do not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the present management of the Company; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company’s business or corporate structure, (vi) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange At of 1934; or (ix) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
The information contained on the cover pages to this Schedule 13D is hereby incorporated herein by reference.

All calculations of percentage ownership in this Schedule 13D are based on 28,228,143 Shares of the Company’s Common Stock outstanding as of August 1, 2007, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on August 9, 2007, plus 4,186,603 shares of Common Stock issued pursuant to the Sale Agreement.

(a)                                  As of September 4, 2007, NXP B.V. beneficially owns an aggregate of 4,186,603 shares, or 12.9% of the outstanding shares of Common Stock. KASLION Acquisition B.V., as sole shareholder of NXP B.V., controls NXP B.V. and accordingly, may be deemed to beneficially own the shares of Common Stock held by NXP B.V.  KASLION Acquisition B.V. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

KASLION Holding B.V., the majority shareholder of KASLION Acquisition B.V., controls KASLION Acquisition B.V. and accordingly, may be deemed to beneficially own the shares of Common Stock held by NXP B.V.  KASLION Holding B.V. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

KASLION S.à r.l., the sole shareholder of KASLION Holding B.V., controls KASLION Holding B.V. and accordingly, may be deemed to beneficially own the shares of Common Stock held by NXP B.V.  KASLION S.à r.l. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

None of the individuals listed in Schedule I beneficially own any shares of Common Stock.

(b)                                 See rows 7 – 10 of each cover page for information on the power to vote or direct the vote and the power to dispose or direct the disposition of shares of Common Stock by the Reporting Persons.

(c)                                  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons or the individuals identified in Schedule I, none of the Reporting Persons or the individuals identified in Schedule I has effected any transactions in shares of Common Stock during the past 60 days.

(d)                                 No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares reported in Item 5(a).

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.  None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as disclosed herein or for the agreements filed as Exhibits 1 and 2 hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement

2.

Share and Business Sale Agreement, dated September 3, 2007, by and among DSP Group, Inc., DSP Group Ltd. and NXP B.V. (confidential treatment has been requested for portions of this exhibit)(incorporated by reference to Exhibit 2.1 of Form 8-K filed by Company on September 7, 2007 (SEC File No. 000-23006))

3.

Stockholders Agreement, effective September 4, 2007, by and between DSP Group, Inc. and NXP B.V. (incorporated by reference to Exhibit 10.1 of Form 8-K filed by Company on September 7, 2007 (SEC File No. 000-23006))

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2007

NXP B.V.

By:	/s/ Theodoor Antonius Maria Claasen
	Name:	Theodoor Antonius Maria Claasen
	Title:	Executive Vice President

KASLION ACQUISITION B.V.

By:	/s/ Petrus Antonius Maria van Bommel
	Name:	Petrus Antonius Maria van Bommel
	Title:	Director

By:	/s/ François Adrianus van Houten
	Name:	François Adrianus van Houten
	Title:	Director

KASLION HOLDING B.V.

By:	/s/ Erik Maria Jozef Thyssen
	Name:	Erik Maria Jozef Thyssen
	Title:	Director

By:	/s/ Robertus Nicolaas de Jong
	Name:	Robertus Nicolaas de Jong
	Title:	Director

KASLION S.À R.L.

By:	/s/ Johannes Peter Huth
	Name:	Johannes Peter Huth
	Title:	Director

By:	/s/ Nicolas Cattelain
	Name:	Nicolas Cattelain
	Title:	Director

SCHEDULE I

The name, citizenship and present principal occupation or employment of each executive officer and director of NXP B.V., KASLION Acquisition B.V., KASLION Holding B.V. and KASLION S.à r.l. are set forth below.  The business address for each of the persons listed below and the address of the principal executive offices of each NXP B.V., KASLION Acquisition B.V., KASLION Holding B.V. and KASLION S.à r.l. is High Tech Campus 60, 5656 AG Eindhoven, the Netherlands.

Name	Present Principal Occupation or Employment

NXP B.V.

François Adrianus van Houten citizen of the Netherlands	President and Chief Executive Officer, Director
Petrus Antonius Maria van Bommel citizen the Netherlands	Executive Vice President and Chief Financial Officer, Director
Theodoor Antonius Carel Maria Claasen citizen of the Netherlands	Executive Vice President, Director
Hendricus Cornelis Maria van der Zeeuw citizen of the Netherlands	Executive Vice President, Director

KASLION Acquisition B.V.
François Adrianus van Houten citizen of the Netherlands	Director
Petrus Antonius Maria van Bommel citizen the Netherlands	Director

KASLION Holding B.V.
Erik Maria Jozef Thyssen citizen of Belgium	Director
Robertus Nicolaas de Jong citizen of the Netherlands	Director
Wolfgang Zettel citizen of Germany	Director
Mike Colato citizen of the United Kingdom	Director
William Davis Lauris Williams citizen of the United Kingdom	Director
Egon Durban citizen of Germany	Director

KASLION S.à r.l.
Johannes Peter Huth citizen of Germany	Director
Nicolas Cattelain citizen of France	Director
Sergio D’Angelo citizen of Italy	Director
Wolfgang Zettel citizen of Germany	Director